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                                                              Exhibit(a)(10)


For Immediate Release


Contact:                                  Contact:
Misys plc                                 C-ATS Software Inc.
Burleigh House                            1870 Embarcadero Road
Salford Priors                            Palo Alto, CA 94303
Evesham, WORCS WR 11 5SH                  USA
ENGLAND                                   Kristen Fuller, VP Corporate Marketing
Kevin Lomax, Chairman                     David Gilbert, President
Phone:  011-44-138-687-1373               Phone: 650-321-3000




                FTC Grants Early Termination of Hart-Scott-Rodino
                     Waiting Period with Respect to Proposed
                 Acquisition of C-ATS Software Inc. by Misys plc


Palo Alto, California, December 23, 1998--C-ATS Software Inc. (NASDAQ: CATX) and Misys plc, a company publicly traded on the London Stock Exchange, jointly announced today that the Federal Trade Commission granted early termination of the Hart-Scott-Rodino waiting period, effective December 22, with respect to the previously announced cash tender offer for all outstanding shares of C-ATS Software Inc. by Misys plc.

As was previously announced, C-ATS Software Inc. and Misys plc signed a merger agreement on December 14, 1998, pursuant to which Misys has agreed to acquire all of the outstanding stock of C-ATS Software Inc. at $7.50 a share, subject to the conditions set forth in the agreement. Misys plc launched a tender offer for all of the outstanding stock of C-ATS Software Inc. on December 18, 1998.

The tender offer is scheduled to expire at 12:00 midnight, New York City time, on Tuesday, January 19, 1999, unless the offer is extended. The offer is made only pursuant to the Offer to Purchase and the related Letter of Transmittal.

Misys plc is the United Kingdom's largest independent computer solutions group and one of the ten largest applications software companies in the world. Its principal activities are the development and licensing of application software products to customers in well defined vertical markets, together with transaction processing and professional services.

C-ATS Software Inc. is the premier provider of integrated risk management solutions and implementation services, from the desktop to the enterprise. The firm is headquartered in Palo Alto, California, and has sales and support offices throughout the world. Its products are licensed to leading financial institutions around the globe, including a third of the world's 50 largest commercial banks. For more information on C-ATS and its solutions visit www.cats.com.